PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 682-8089 Fax: (604) 682-8094

News Release #04-22	TSX Venture: PMV
December 3, 2004	Issued & Outstanding: 26,853,967
Fully Diluted: 38,525,101

ASHANTI II GOLD PROJECT UPDATE

PMI Ventures Ltd. (the “Company”) (TSX Venture: PMV), is pleased to announce that it is currently undertaking a road show presentation to the exploration managers of major and mid size gold companies. The Company believes that an exploration partnership is potentially the most effective way to progress the geological assessment of the company’s 380 square kilometres of highly prospective concessions in southwest Ghana. The concessions cover a 50 kilometer strike length of the Asankrangwa Gold Belt, with the northeastern boundary located some 8 kilometers south west of the Obotan mine.

The presentation has been prepared following the receipt of a report from SRK Consulting Ltd. (“SRK”) and the completion of the 1,785 line kilometer high resolution airborne EM and magnetic survey over all of the concessions that make up the Ashanti II Gold Project.

PRELIMINARY GEOLOGICAL ASSESSMENT REPORT BY SRK CONSULTING LTD. HAS BEEN RECEIVED BY THE COMPANY

The Company has recently received a preliminary report of the regional structural setting for all of its concessions in southwest Ghana. The Company contracted SRK in September this year to undertake a complete review of the structural model for gold mineralization in the Asankrangwa Gold Belt. SRK has previously completed a major review of the gold mineralization model of the Ashanti Gold Belt and later undertook a similar review along the Chirano / Sefwi Gold Belt. Both of these reviews have subsequently been published in the monthly Journal of the Society of Economic Geology.

SRK have incorporated all of the Company’s data including soil geochemistry results, drilling information and geophysical survey data into a single database. This analysis has been completed with the aid of sophisticated computer modeling tools utilizing their previous in country geological and structural modeling experience. A final report is expected once the new airborne EM and magnetic survey results have been reviewed and incorporated.

The SRK analysis supports the Company’s interpretation that the structures hosting gold mineralization in the Asankrangwa Gold Belt are deep seated, have been reactivated, and contain many similar features to both the Ashanti and Sefwi Gold Belts. They consider the area as highly prospective for the development of large gold mineralized bodies and have identified significant target areas for further exploration.

AIRBORNE GEOPHYSICAL SURVEY OF ALL COMPANY CONCESSIONS COMPLETED

Fugro Aerial Surveys Ltd. has completed a high resolution DIGHEM EM and magnetic survey of all the Company’s concessions in southwest Ghana. The survey was flown to fully define the major structures that are known to control gold mineralization in southwest Ghana.

Dilational zones at the intersection of northeasterly trending major regional shear zones with east northeast trending transfer/cross faults and structures are interpreted to be the prime areas for gold mineralization and have been clearly defined by the survey. In addition, the survey has outlined previously known and several “new” granitic intrusive plugs and stocks that have intruded favourable Birimian meta sediments in the vicinity of the outlined structures and gold soil geochemical anomalies. These “belt type” granites are often intimately associated with gold mineralization in Ghana.

This new geophysical information is currently being analyzed by Company geophysicists and SRK geologists and will form part of their final report. This information now provides the Company management with an excellent high quality data set upon which to plan all future “targeted” exploration programs.

The technical information contained in this release was reviewed and supervised by Douglas R. MacQuarrie, P.Geo., who is a Qualified Person as defined by National Instrument 43-101.

On behalf of the Board,

“Douglas R. MacQuarrie”

Douglas R. MacQuarrie
President

For further information please contact:

Douglas R. MacQuarrie, President or Larry Myles, Shareholder Communications
Telephone: (604) 682-8089          Toll-Free: (888) 682-8089          Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.pmiventures.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF
THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company’s control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.